Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

dated November 12, 2015

To the Prospectus dated July 30, 2013

Registration Statement No. 333-190259

Moody’s Corporation

Pricing Term Sheet

November 12, 2015

5.250% Senior Notes due 2044

Issuer:	Moody’s Corporation

Size:

$300,000,000

The 5.250% Senior Notes due 2044 will be part of the same series of notes as Moody’s Corporation’s $300,000,000 principal amount of 5.250% Senior Notes due July 15, 2044 offered and sold by the prospectus supplement dated July 7, 2014 and the accompanying prospectus.

Maturity:	July 15, 2044

Coupon (Interest Rate):	5.250%

Price to Public:	101.663% of face amount, plus accrued interest from and including July 15, 2015 to but excluding the settlement date (totaling $5,337,500.00)

Yield to Maturity:	5.138%

Spread to Benchmark Treasury:	+ 205 basis points

Benchmark Treasury:	3.000% due May 15, 2045

Benchmark Treasury Price and Yield:	98-10 / 3.088%

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2016

Record Dates:	January 1 and July 1

Make-whole Call:	Callable at any time at the greater of par and the make-whole redemption price (Treasury plus 30 basis points)

CUSIP/ISIN:	615369AE5 / US615369AE53

Trade Date:	November 12, 2015

Settlement:	T+3; November 17, 2015

Rating:*	BBB+ by Standard & Poor’s Rating Services

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Lead Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc. TD Securities (USA) LLC

Co-Managers:

Fifth Third Securities, Inc.

Lloyds Securities Inc.

PNC Capital Markets LLC

RBS Securities Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

Mischler Financial Group, Inc.

Use of Proceeds:	Net proceeds from this offering are expected to be used for general corporate purposes, including working capital, capital expenditures,

acquisitions of or investments in businesses or assets, redemption and repayment of other indebtedness, and purchases of the issuer’s common stock under its ongoing stock repurchase program.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. (1-800-831-9146) or J.P. Morgan Securities LLC (1-212-834-4533).

2